ENBRIDGE™

2006 Annual Review

(1) ENBRIDGE ENERGY PARTNERS, L.P.
(2) ENBRIDGE ENERGY MANAGEMENT, L.L.C.













Adjusted Earnings*


2.83
2.12
1.94
1.92
1.76
02
03
04
05
06

(Per unit in dollars)

Annual Distributions


3.60
3.70
3.70
3.70
3.70
02
03
04
05
06

(Per unit in dollars)

Liquids Deliveries


1,853
1,744
1,662
1,380
1,431
02
03
04
05
06

(Bpd in thousands)

Natural Gas Deliveries


2,501
2,215
1,898
1,427
1,504
02
03
04
05
06

(Btu/d in billions)

* Adjusted to eliminate certain noncash items and sale of nonstrategic assets. (See reconciliations to GAAP measures on page 15.)

Table of Contents

Enbridge Energy Partners, L.P. (the "Partnership"), headquartered in Houston, is a leader in energy transportation, delivering petroleum and natural gas—and operating natural gas midstream businesses—in the Mid-Continent and along the Gulf Coast. The Partnership's Liquids Segment includes ownership of the U.S. portion of the world's longest petroleum pipeline, which transports crude oil and natural gas liquids primarily from reserves in Western Canada to refining centers in the Midwest and Ontario, Canada. The Natural Gas Segment consists of gathering, transmission, processing, treating and marketing subsidiaries, including facilities in the active natural gas producing regions in Texas.

The Partnership's common units, which trade on the New York Stock Exchange (NYSE) under the symbol EEP, are held by approximately 78,000 investors. An additional 9,600 investors hold an indirect interest in the Partnership through ownership of the shares of Enbridge Energy Management, L.L.C. This limited liability company, which manages the business and affairs of the Partnership, trades on the NYSE under the symbol EEQ.

Enbridge Inc. ("Enbridge"), based in Calgary, Alberta, Canada, holds an approximate 17 percent interest in the Partnership through its U.S. subsidiary, Enbridge Energy Company, Inc. (the general partner of the Partnership). Enbridge trades on the NYSE and the Toronto Stock Exchange under the symbol ENB.

To our unitholders and shareholders:

We are pleased to report that 2006 was a year of excellent performance for both our Liquids and Natural Gas segments. It was also a year of exciting changes and opportunities.

Stephen J.J. Letwin assumed leadership of the Enbridge worldwide natural gas business and became managing director of the general partner of Enbridge Energy Partners, L.P. while Terrance L. McGill was named president. Both Letwin and McGill were elected to the boards of directors for the general partner and Enbridge Energy Management, L.L.C.

Continuing execution of our operational and growth plans contributed to a strong year for the Partnership, which reported total adjusted operating income for 2006 of $331 million, up 34 percent over the prior year. Both our Liquids and Natural Gas segments reported improved results: Adjusted operating income for the Liquids Segment was up 57 percent over 2005, while the Natural Gas Segment reported a 22 percent increase over the same period. Distribution coverage improved in 2006, and our investors realized distributions of $3.70 per unit/share for the year.

We have entered an unprecedented period of system expansions and are investing in future growth—more than $800 million was invested in projects during 2006 and a further $3.5 billion is planned for the next three years.



Steve Letwin, left, and Terry McGill observe pipeline construction at the East Texas System Expansion.

Construction begins on liquids projects as shippers express support for additional expansions
Crude oil production in the northern Rockies and adjacent areas and Canada is increasing as U.S. demand grows for reliable and secure sources of crude oil. To meet this demand, the Partnership—along with other Enbridge affiliates—has embarked on an aggressive expansion of our liquids pipeline systems in North America:

- The Southern Access Program expanding our Lakehead System progressed as pump stations were upgraded upstream of Superior, Wis., and groundbreaking on the new 42-inch pipeline in Wisconsin began in late 2006. This first stage of the Southern Access Expansion, from Superior to Delavan, Wis., will be completed in early 2008 and will add capacity of 190,000 barrels per day (Bpd). The second stage from Delavan to Flanagan, Ill., near Chicago is on schedule for completion early the following year.
- With our Enbridge affiliates, we are moving forward with plans for the Alberta Clipper expansion project from Hardisty, Alberta, Canada, to Superior. In early 2007, shippers expressed their support for this strategic expansion of the liquids mainline system, which initially will add another 450,000 Bpd of capacity into the Midwest refinery market by 2010.
- The 30,000 Bpd expansion of our North Dakota System, initiated in 2006, will be completed in late 2007. This work gradually has increased volumes of Montana and North Dakota crude oil delivered into our Lakehead System and is helping relieve some of the market constraints now faced by crude oil producers in the region.
- We expect to add 11 crude oil tanks totaling 3.9 million barrels of storage capacity to our Cushing terminal in 2007.

Organic growth of our core natural gas gathering and processing operations continues
Throughout the year, we continued to see steady organic growth in the natural gas production areas in which we operate. Well completions in the Anadarko, Fort Worth and East Texas basins accelerated while we successfully and strategically expanded our systems to provide transportation and processing solutions to our customers.

With this growth in natural gas production forecast to continue, we will complete a second expansion and extension of our East Texas System by the end of 2007. With its access to the booming Barnett Shale and Deep Bossier Sands production regions, this $610 million project will provide new transportation options to downstream markets and new connections with interstate pipelines. We also are increasing processing capacity on our Anadarko System as the Granite Wash area continues to experience rapid growth and development.

We are focused on meeting new pipeline integrity management standards and on improving system efficiencies to achieve optimal performance and operational economies. We are committed to continued high-quality customer service and operational excellence in all our natural gas business operations.

We are capitalizing on these opportunities with the sound financial principles that mark an Enbridge investment
This is a time of considerable opportunities for the Partnership. We are expanding our Lakehead System and, in collaboration with Enbridge affiliates, extending our reach into new refinery markets that are eager to access increasing crude oil supplies sourced from the Alberta oil sands. Several of the investments we have made in the gathering, processing and transportation of natural gas are coming on stream and starting to generate cash flow. As we advance these projects and evaluate new opportunities, our focus will continue to be on investments in energy delivery assets that will increase our distributable cash flow and provide our investors with long-term rewards.



A growing organization pursuing our vision and strategically positioned to maintain our role as a leading transporter of energy

We have a strong management team in place to provide the imaginative, strategic vision needed to drive smart growth and maintain the secure financial base that our investors expect. Our energetic, skilled employees continue to efficiently carry out day-to-day operations and to work effectively with our management team to execute the many growth opportunities launched in 2006—and planned for 2007 and beyond.

Energy bridge

The Partnership and its Enbridge affiliates are working with customers to bridge supply and demand with petroleum and natural gas transportation systems that are vital to meeting the energy needs of North American industry and consumers for decades to come.

Stephen J.J. Letwin
Managing Director
Enbridge Energy Company, Inc.
February 22, 2007

Terrance L. McGill
President
Enbridge Energy Company, Inc.
February 22, 2007



Liquids Segment

The Partnership's Liquids Segment, along with affiliated Enbridge systems, is uniquely positioned to connect growing supplies of crude oil production from Alberta's oil sands with the increasing demand in key refinery markets. As a result, the Partnership and Enbridge together are undertaking one of the largest expansions of pipeline systems in North American history.

- Partnership liquids pipelines
- Enbridge pipelines & joint ventures
- Southern Access Expansion
- Southern Access Extension
- Alberta Clipper


ENBRIDGE


Norman Wells
Zama
OIL SANDS
Fort McMurray
Edmonton
Hardisty
Calgary
Regina
Clearbrook
St. Paul
Montreal
Detroit
Buffalo
Toledo
Flanagan
Wood River
Patoka
Cushing
Oklahoma City

Lakehead System

Our Lakehead System, which is the U.S. portion of the longest petroleum pipeline in the world, has operated for 56 years and is the primary transporter of crude oil from Western Canada to the United States. It serves all the major refining centers in the Great Lakes and Midwest regions of the United States and Ontario, Canada. Through connections with Enbridge affiliates and other pipelines, this system has increasing access to refineries in the Mid-Continent and Gulf Coast.

Total deliveries on our Lakehead System averaged 1.52 million Bpd in 2006, meeting approximately 71 percent of refinery demand in Minnesota; 62 percent in the greater Chicago area; and 82 percent in Ontario. As Midwest refinery demand for crude oil increases along with supply from the Alberta oil sands, we expect Lakehead System deliveries to average approximately 1.64 million Bpd in 2007.

According to the U.S. Department of Energy, Canada supplied approximately 1.6 million Bpd of crude oil to the United States in 2006, making it the largest source of U.S. crude oil imports. Of the Western Canadian crude oil moving into the United States, about 70 percent is transported on the Lakehead System.

Although the petroleum delivered through the Lakehead System primarily originates in oilfields in Western Canada, about 5 percent of the system's deliveries are from U.S. domestic sources, including production from the northern Rockies and North Dakota through a connection with our North Dakota System.

In the first quarter of 2006, Enbridge completed the reversal of its Spearhead Pipeline, which now provides 125,000 Bpd of capacity for transportation of crude oil from Chicago to a major U.S. pipeline hub at Cushing, Okla. Spearhead Pipeline receives all of its volumes from our Lakehead System.

Lakehead System Facts

Length:

Spans 1,900 miles and consists of 3,500 miles of pipe

Pipe diameter:

12 to 48 inches

Pump stations:

59 locations with an aggregate of approximately 768,000 horsepower

Storage:

62 crude oil tanks with a total capacity of 10.8 million barrels

Lakehead System Expansions

The Partnership, along with other Enbridge affiliates, has several expansion projects underway to help bridge increases in U.S. refinery demand and growing production from the northern Rockies and Alberta's oil sands.

- **Southern Access**

  Our $1.3 billion, 454-mile Southern Access *Expansion* will provide an additional 400,000 Bpd of crude oil capacity to the Midwest by early 2009, with nearly half of this capacity available in early 2008.

  The first stage of the Southern Access *Expansion* is under construction and includes a new pipeline between Superior and Delavan, Wis., along with pump station enhancements upstream and downstream of this segment, targeted to be in service in early 2008. The second stage of the *Expansion,* which is expected to be completed in early 2009, will provide additional pumping capacity and a new pipeline from Delavan to Flanagan, Ill.

  Enbridge has received support from shippers for its 36-inch diameter, 400,000 Bpd Southern Access *Extension* pipeline from Flanagan to Patoka, Ill. The *Extension* will benefit the Partnership and broaden the reach of the Lakehead System to incremental refinery markets accessible from the Patoka hub.

- **Alberta Clipper**

  Oil sands production forecasts indicate a need for additional pipeline capacity over and above the Southern Access Program. Industry has expressed support for the Alberta Clipper project, developed by Enbridge and the Partnership. This 990-mile, 36-inch diameter pipeline from Hardisty to Superior will have an initial capacity of 450,000 Bpd. The design of this pipeline, expected to be in service by or before mid 2010, will permit future expansion to 800,000 Bpd.



Mid-Continent System

Our Mid-Continent System comprises our Ozark and West Tulsa pipelines and storage terminals at Cushing and El Dorado, Kan. It includes more than 480 miles of crude oil pipelines and 12.8 million barrels of crude oil storage capacity in 97 individual storage tanks ranging in size from 55,000 to 575,000 barrels. With the reversal of the Spearhead Pipeline and arrival of Western Canadian crude oil at Cushing, the area is an even more important U.S. terminal and pipeline origination hub. We expect to add 11 new tanks during 2007 to our existing storage facilities in Cushing, which will increase our crude oil storage capacity to 16.7 million barrels by the end of 2007, including approximately 14 million barrels of contract storage.

North Dakota System

Our North Dakota System is a 330-mile crude oil gathering and 620-mile interstate transportation system that gathers crude oil from points near producing wells in 36 oil fields in North Dakota and Montana. Most deliveries from the approximately 90,000 Bpd North Dakota System are made at Clearbrook, Minn., which provides connections with the Lakehead System and a third-party pipeline that transports crude oil to refineries in the Minneapolis/St. Paul area.

We are expanding our North Dakota System in response to increasing crude oil production in the region. A successful hydrostatic testing program recently allowed for a safe boost in operating pressure, and we are in the process of constructing 10 new or upgraded pump stations. Along with the use of drag-reducing agents and a 52-mile gathering pipeline extension in the western part of the state, we already have added a third of the 30,000 Bpd of increased capacity of this $70 million expansion project. The full 30,000 Bpd of additional capacity will be completed by year-end 2007.

Supply from the Oil Sands

Domestic conventional onshore crude oil production is declining in the United States and Canada, with the exception of production growth from North Dakota and the northern Rockies. However, during the last several years, development of the Alberta oil sands has more than offset declining Canadian conventional production. Combined conventional and oil sands proved reserves in Western Canada are approximately 179 billion barrels, second only to Saudi Arabia.



The Canadian Association of Petroleum Producers reports that with an estimated $82 billion of active or planned projects in the Alberta oil sands, new production is expected to grow steadily during the next five years, resulting in an additional 2.4 million Bpd of supply by 2015. Together with Enbridge affiliates, the Partnership's Lakehead System is well positioned as the primary transporter of Western Canadian crude oil to refinery hubs in the Midwest and beyond.

Natural Gas Segment

We own and operate nat[illegible] gas gathe[illegible] [illegible] transportation systems as well as [illegible] We purchase and/or gather natural gas from [illegible] plants for treating and/or processing [illegible] pipelines for transmission [illegible] plants, industrial customers and local dis[illegible]

We operate approximately 8,500 miles of gathering pipelines, nine treating plants and 17 active processing plants. Our treating facilities have a combined capacity exceeding 850 million cubic feet per day (MMcf/d) while the combined capacity of our processing facilities has risen to 950 MMcf/d from 375 MMcf/d in 2001, when we first began acquiring natural gas gathering and processing assets.

Our natural gas systems are located primarily in the Mid-Continent and Gulf Coast regions, with a large presence in Texas, one of the most active natural gas producing areas in the United States. Three of our larger systems are located in Texas basins that continue to experience growth in natural gas land leases; drilling and production. Our focus is on acquiring assets with strong growth potential located in these areas—and then developing those prospects to meet customer needs for processing and providing access to natural gas markets. We have made significant progress by physically connecting our systems so that natural gas from our Anadarko, North Texas and East Texas systems can connect with long-haul pipelines that reach market hubs in the Midwest and Northeast, where energy consumption continues to grow.

Improvements in technology are contributing to growth in natural gas production from tight sand and shale formations. As a result of more restrictive natural gas specifications imposed by interstate pipelines, we are expanding our main gathering and processing systems—including well connections, processing plant re-activations, new plant construction, compression and new pipelines.

Flying High

We monitor our natural gas pipeline rights-of-way using aerial infrared imaging to identify methane leaks.

Lowering air emissions and reducing loss of product is better for the environment, good for our customers and good for our bottom line. The Partnership actively participates in the Environmental Protection Agency's Natural Gas STAR Program, which encourages energy companies to identify and adopt cost-effective technologies and practices that improve operational efficiency and reduce emissions of methane. Methane is a greenhouse gas and the primary component of natural gas.


Kansas City
KPC
Wichita
Amarillo
ANADARKO
ANADARKO BASIN
EAST TEXAS
Dallas
FORT WORTH BASIN
NORTH TEXAS
EAST TEXAS BASIN
MIDLA
Muscle Shoals
ALATENN
Montgomery
New Orleans
Houston
UTOS



East Texas System

The western side of our East Texas System processes and transports natural gas primarily from the Bossier Sands, an area that continues to experience substantial growth in natural gas production. In January 2006, we announced a $610 million expansion and extension of this system, which is needed to handle the strong growth occurring in the Bossier Sands and other regional producing formations. The first stage of this project is complete and the remainder will be in service by the end of 2007. We are continuing to develop opportunities for further upstream and downstream expansions.

In April 2006, we purchased $33 million of additional natural gas gathering and processing assets, which we integrated with our existing East Texas System. In the third quarter of 2006, we completed construction of our 120 MMcf/d Henderson natural gas processing plant and began operation of the link between our North Texas and East Texas systems. As expected, the completion of this connection has increased the use of our previous East Texas System pipeline expansion. This 500 MMcf/d pipeline, which was placed in service in June 2005, provides additional market access to customers of our North and East Texas systems.

We also commenced a considerable expansion of treating and processing capacity in the region, a significant portion of which is already operational, with the remaining facilities expected to be completed in stages throughout 2007.

Anadarko System

Our Anadarko System is located within the Anadarko Basin in the Texas Panhandle and western Oklahoma and continues to experience considerable growth as a result of the rapid development of the Granite Wash formation. We increased processing capacity in the region from 230 MMcf/d at the end of 2005 to 440 MMcf/d to accommodate the volume growth. During 2007, to meet the continuing demands resulting from growing production, we expect to increase the processing capacity and field compression of our Anadarko System by approximately 155 MMcf/d. This includes the new 125 MMcf/d Hidetown cryogenic processing plant in Wheeler County, Texas, which is projected to be in service in the first half of 2007.

North Texas System

A substantial portion of natural gas on our North Texas System is produced from the Barnett Shale formation, one of the most active natural gas regions in North America. While abundant natural gas reserves were known to exist in this area since the early 1980s, recent technological developments in fracturing the shale formation now allow commercial production of these natural gas reserves. Barnett Shale production has risen from approximately 110 MMcf/d to more than 1,800 MMcf/d since 1999.

To accommodate anticipated growth in the region, we are constructing two new natural gas processing plants—and related upstream facilities—with a total of approximately 75 MMcf/d of capacity, which are expected to be operational in stages beginning in mid 2007.



Major Natural Gas System Facts

East Texas System
Length:
2,900 miles of gathering and transmission pipe
Plants:
Seven treating, four processing

Anadarko System
Length:
1,200 miles of gathering and transmission pipe
Plants:
One treating, four processing

North Texas System
Length:
4,200 miles of gathering pipe
Plants:
Eight processing



Other Natural Gas Businesses

In addition to these growing gathering and processing systems in Texas, we also have four interstate natural gas systems—KPC, Midla, AlaTenn and UTOS—that together comprise more than 1,800 miles of transmission pipeline operating in six states. These, along with a number of our smaller intrastate natural gas systems, typically consist of a natural gas pipeline, compression and various connections to other pipelines that serve wholesale customers.

Dufour Petroleum, a Partnership trucking and marketing subsidiary, transports natural gas liquids, crude oil and carbon dioxide by truck and railcar from wellheads and treating, processing and fractionation facilities to wholesale customers, such as distributors, refiners and chemical facilities. Dufour owns a fleet of 125 trucks, 150 trailers, 60 railcars and 5.6 million barrels of storage facilities.

Enbridge Natural Gas Marketing optimizes our system deliveries by providing natural gas sales services, transportation, balancing, storage and supply to producers and wholesale customers. The Marketing group purchases natural gas from producers that use our gathering pipelines or other connected systems and then sells natural gas to wholesale customers based on published daily or monthly price indices, incorporating a charge for services and pass-through costs of transportation. The group manages commodity price risk through hedging and other formal risk-management processes.





Members of the Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. boards of directors are (left to right):
Ernest C. Hambrook (chairman), Terrance L. McGill, Stephen J. J. Letwin, Martha O. Hesse, Jeffrey A. Connelly and J. Richard Bird
Not pictured: George K. Petty

Governance and Social Responsibility

Enbridge Energy Partners, L.P. is committed to the highest principles of social responsibility, governance and compliance with the many federal and state regulations and laws that apply to our systems and actions. The boards of directors function independently of management and are responsible for the overall stewardship of the Partnership. The boards provide guidance on our long-range strategic planning and approve all significant decisions that affect the Partnership's results.

We believe that social responsibility and promotion of a sustainable future go hand-in-hand with the strong financial performance our investors expect. The Partnership continues to make progress in the advancement of Enbridge's social responsibility goals, including use of advanced pipeline testing and maintenance procedures to help protect the environment; providing a safe work place; consulting with communities that will host our pipelines; and investing in charitable and other beneficial initiatives in the communities where we operate. Enbridge companies publicly disclose their environmental, safety and social performance in an annual Corporate Social Responsibility report.

The Partnership is headquartered in Houston. Support services for the Partnership's liquids systems are provided by major regional and management offices in the United States and Canada. The management team oversees a comprehensive system of operating practices, policies and programs to run the day-to-day business of the Partnership's systems.

The governance provided by our experienced boards and the value of ties with Enbridge on mutually beneficial expansions are strengths that will contribute to the future long-term success of the Partnership.

Financial Highlights

		Year ended December 31,			
	2006	2005	2004	2003	2002
Financial *(Dollars in millions)*					
Operating revenue	**$ 6,509.0**	$ 6,476.9	$ 4,291.7	$ 3,172.3	$ 1,185.5
Net Income	**284.9**	89.2	138.2	111.7	78.1
Adjusted operating income*	**330.8**	246.4	240.4	194.6	138.0
Adjusted net income*	**228.8**	143.7	141.4	112.0	78.1
Per Unit *(In dollars)*					
Net Income	**3.62**	1.06	2.06	1.93	1.76
Adjusted net income*	**2.83**	1.92	2.12	1.94	1.76
Cash distributions	**3.70**	3.70	3.70	3.70	3.60
Operating					
Deliveries Liquids Segment *(Bpd in thousands)*					
Lakehead System	**1,517**	1,339	1,422	1,354	1,302
North Dakota System	**92**	87	85	77	78
Mid-Continent System	**244**	236	237	—	—
Total	**1,853**	1,662	1,744	1,431	1,380
Deliveries Natural Gas Segment *(Btu/d in billions)*					
East Texas System	**1,019**	860	676	579	551
Anadarko System	**582**	488	357	256	203
North Texas System	**294**	265	192	0	0
Other major systems	**606**	602	673	669	673†
Total	**2,501**	2,215	1,898	1,504	1,427

† The full year volume data for 2002 is shown for information purposes and includes data from the records of the previous owner, the general partner.
* Adjusted to eliminate certain noncash items and sale of nonstrategic assets. (See reconcillations to GAAP measures below.)

Non-GAAP Reconciliations

Adjusted income figures are provided to illustrate trends absent certain unusual transactions—such as the occasional sale of nonstrategic assets—and excluding adjustments that affect earnings but do not impact cash flow, such as derivative fair value losses and gains. These noncash losses and gains result from fair market value adjustments for certain financial derivatives used by the Partnership for hedging purposes that, nevertheless, do not qualify for hedge accounting treatment as prescribed by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

		Year ended December 31,			
(Unaudited, in millions except per unit amounts)	**2006**	**2005**	**2004**	**2003**	**2002**
Operating income	**$ 386.9**	**$ 191.9**	**$ 237.2**	**$ 194.3**	**$ 138.0**
Noncash derivative fair value gains (losses)	**(64.4)**	**56.3**	**3.2**	**0.3**	**—**
Sale of assets					
Gain on sale of assets	**—**	**(18.1)**	**—**	**—**	**—**
Settlement of financial instruments	**—**	**16.3**	**—**	**—**	**—**
NGL charges	**8.3**	**—**	**—**	**—**	**—**
Adjusted operating income	**330.8**	**246.4**	**240.4**	**194.6**	**138.0**
Interest expense	**(110.5)**	**(107.7)**	**(88.4)**	**(85.0)**	**(59.2)**
Rate refunds	**—**	**—**	**(13.6)**	**—**	**—**
Interest and other income (expense)	**8.5**	**5.0**	**3.0**	**2.4**	**(0.2)**
Minority interest	**—**	**—**	**—**	**—**	**(0.5)**
Adjusted net income	**228.8**	**143.7**	**141.4**	**112.0**	**78.1**
Allocations to general partner	**(29.8)**	**(24.6)**	**(22.5)**	**(19.6)**	**(13.1)**
Adjusted net income allocable to limited partners	**$ 199.0**	**$ 119.1**	**$ 118.9**	**$ 92.4**	**$ 65.0**
Weighted average units	**70.2**	**62.1**	**56.1**	**47.7**	**36.7**
Adjusted net income per unit	**$ 2.83**	**$ 1.92**	**$ 2.12**	**$ 1.94**	**$ 1.76**

A Choice of Investments

The Partnership offers two alternatives for investors wanting to own an interest in its portfolio of energy transportation assets. The first is via limited partner units of **Enbridge Energy Partners, L.P.**, which are publicly traded on the New York Stock Exchange (NYSE) under the symbol EEP. These units represent a direct interest in a traditional master limited partnership. An investment in a partnership differs in a number of significant ways from an investment in a corporation.

- A unitholder (partner) in a publicly traded partnership owns units of the partnership rather than shares of stock and receives cash distributions rather than dividends. Cash distributions received generally reduce a partner's tax basis in the partnership. The cash distributions are not taxable as long as the partner's tax basis exceeds zero.
- Typically, a corporation is subject to federal and state income taxes, but a partnership is not. All of the income, gains, losses and deductions of a partnership are passed through to its partners, who are required to show their allocated share of these amounts on their income tax returns. Allocated taxable income increases a partner's tax basis in the partnership.
- In late February, partners are provided a tax package (Schedule K-1) required for preparation of their personal income tax returns. By comparison, a corporate stockholder typically receives a Form 1099 in late January detailing required tax data.

The second choice available to equity investors is shares of **Enbridge Energy Management, L.L.C.**, which is a limited liability company that trades publicly on the NYSE under the symbol EEQ. These shares represent an indirect investment in Enbridge Partners since Enbridge Management's only investment is its interest in the Partnership. Further, the performance of Enbridge Management shares is generally expected to track that of the Partnership, since its shares are maintained on a one-for-one basis with a specific class of Enbridge Partners limited partner units. An investment in EEQ shares differs from an investment in EEP partnership units in a number of significant ways.

- Enbridge Management shareholders receive quarterly distributions in the form of additional shares. The distributions are comparable in value to the quarterly cash distributions paid to unitholders of Enbridge Partners.
- Enbridge Management distributions are not taxable when received and shareholders are not issued either a Schedule K-1 or a 1099 tax form. The sale of Enbridge Management shares is generally subject to capital gains treatment, thus providing a tax efficient form of investment.
- These investment attributes result in shares of Enbridge Management being attractive to many individual investors. In addition, Enbridge Management is classified as a corporation for federal income tax purposes, making ownership of its shares a more suitable investment for mutual funds and tax-exempt investors than direct ownership of partnership units.


Enbridge Inc.
100%
Enbridge Energy Company, Inc.
17%
14%
83%
16%
Enbridge Energy Partners, L.P.
70%
Public

Effective February 14, 2007



2007 Distribution Dates

	Q1	Q2	Q3	Q4
Declaration Date	Jan 26	Apr 26	Jul 27	Oct 29
Ex-Dividend Date	Feb 02	May 03	Aug 02	Nov 02
Record Date	Feb 06	May 07	Aug 06	Nov 06
Payment Date	Feb 14	May 15	Aug 14	Nov 14

All dates are tentative until approved by the board of Enbridge Energy Management, L.L.C. To be entitled to a declared distribution, investors must have purchased units or shares at least one business day in advance of the ex-dividend date. Commencing on the ex-dividend date, units and shares trade without entitlement to the recently declared distribution.

Ownership

(In thousands)	As of February 14, 2007	2006	2005
EEP class A common units	49,939	49,939	46,803
EEP class B common units	3,913	3,913	3,913
EEP class C units	11,266	0	0
EEP i-units/EEQ shares	12,903	11,933	11,101
Total	78,021	65,785	61,817
EEP unitholders *(estimate)*	78,000	78,000	76,000
EEQ shareholders *(estimate)*	9,600	8,600	9,200

Trading

	Year ended December 31, 2006	2005	2004
EEP Class A common units			
High	$ 50.99	$ 57.08	$ 51.95
Low	$ 42.00	$ 42.00	$ 41.35
Close	$ 49.39	$ 43.90	$ 51.57
EEQ shares			
High	$ 49.90	$ 55.98	$ 49.85
Low	$ 40.75	$ 43.25	$ 39.75
Close	$ 48.50	$ 45.35	$ 49.26

Stock Exchange

The Partnership's class A common units are traded on the NYSE under the symbol EEP. Shares of Enbridge Energy Management, L.L.C. trade on the NYSE under the symbol EEQ.

Transfer Agent and Registrar

Enbridge Energy Partners, L.P.
and/or Enbridge Energy Management, L.L.C.
c/o Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (888) 749-9483
TDD: (800) 231-5469
(Hearing Assisted)
melloninvestor.com/isd

External Auditors

PricewaterhouseCoopers LLP
1201 Louisiana, Ste. 2900
Houston, Texas 77002

Internet

enbridgepartners.com
enbridgemanagement.com

Tax Web

Investor tax information (Schedule K-1) is available on the Partnership's website.

K-1 Call Center

(800) 525-3999
tax@enbridgepartners.com

Investor Relations

(866) 337-4636
(866) EEP-INFO
(866) EEQ-INFO
Fax: (713) 353-5637
eep@enbridge.com
eeq@enbridge.com

Media Inquiries

(713) 821-2253
Fax: (713) 821-2230
usmedia@enbridge.com

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ENBRIDGE™

ENBRIDGE ENERGY PARTNERS, L.P.
ENBRIDGE ENERGY MANAGEMENT, L.L.C.

1100 Louisiana, Suite 3300
Houston, Texas 77002
(888) 650-8900
enbridgepartners.com
enbridgemanagement.com

END